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PRESS RELEASE
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ILLINOIS TOOL WORKS RECEIVES NOTICE OF EARLY TERMINATION OF HSR WAITING PERIOD
FOR TRIDENT ACQUISITION

        Glenview, IL - January 26, 1999. Illinois Tool Works Inc. (NYSE: ITW) announced that it received notice of early termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976 with respect to the proposed acquisition by ITW of Trident International, Inc. (NASDAQ: TRDT).

        Trident designs, manufactures and markets proprietary impulse ink jet technology to industrial original equipment manufacturers worldwide. Trident's product line includes patented impulse ink jet printheads, ink delivery systems, a range of inks and electronic interface circuits.

        Illinois Tool Works Inc. is a multinational manufacturer of highly engineered components and industrial systems. The company has approximately 365 operations in 34 countries and 25,700 employees.